October 30, 2009

Mary C. Moynihan
D 202.778.9058
F 202.778.9100
molly.moynihan@klgates.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Wanger Advisors Trust
File Nos. 33-83548 and 811-08748

Ladies and Gentlemen:

On behalf of Wanger Advisors Trust (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the Trust’s fidelity bond issued by ICI Mutual Insurance Company (the “Bond”) covering the one-year period beginning October 1, 2009 (attached as Exhibit A);

2.

One copy of the resolutions adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Trust (attached as Exhibit B); and

3.

One copy of the Fidelity Bond Allocation Agreement dated October 1, 2009 among the Trust, Columbia Acorn Trust, Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc. and Columbia Management Services, Inc. (attached as Exhibit C).

The Trust is named as an insured under a joint insured bond; otherwise it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $1,900,000.

The bond was prepaid for a term of one year beginning October 1, 2009.

October 30, 2009

If you have any questions or require additional information, please contact me at the number above.

Very truly yours,

/s/ Mary C. Moynihan
Mary C. Moynihan

Enclosures

cc: Mr. Bruce H. Lauer (w/encls.)